UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

QKL Stores, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74732Y303
(CUSIP Number)

copy to:

Zhuangyi Wang, 4 Nanreyuan Street, Dongfeng Road, Sartu District, 163300 Daqing, PRC
(011) 86-459-460-7825
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74732Y303	13D	Page 2 of 4

1) Names of Reporting Persons

Glenn Alan Little

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions)

Retirement Account

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization

USA

7) Sole Voting Power
Number of	159,974
Shares
Beneficially	8) Shared Voting Power
Owned by
Each Reporting
Person With	9) Sole Dispositive Power
159,974

10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person

159,974

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

10.5%

14) Type of Reporting Person (See Instructions)

Individual

CUSIP No. 74732Y303	13D	Page 3 of 4

Item 1.	Security and Issuer.

Common Stock of QKL Stores, Inc.

Item 2.	Identity and Background.

Glenn A. Little

Item 3.    Source and Amount of Funds and Other Consideration.

  Retirement funds

Item 4.    Purpose of Transaction.

Investments and acquisition of control

Item 5.   Interest in Securities of the Company.

10.5 % of common shares

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits.

None

74732Y303	13D	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2018
Dated

/s/ Glenn A Little
Signature

Glenn A Little
Name/Title